IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES FURTHER INTEREST IN

BREAKWATER RESOURCES LTD.

Toronto, March 2, 2007 – In accordance with regulatory requirements, Dundee Corporation (DC.A - TSX) announced today that it has acquired 15,400,705 common shares of Breakwater Resources Ltd. (“Breakwater”) at $0.20 per share each on the exercise of 15,400,705 warrants of Breakwater, increasing its interest in Breakwater by approximately 3.13%.

As a result of the warrant exercise, Dundee Corporation now holds directly or indirectly an aggregate of 86,479,356 common shares and 15,400,705 warrants to acquire common shares of Breakwater, representing an approximate 21.55% interest in Breakwater, or approximately 24.45% assuming the conversion of the remaining 15,400,705 warrants held.

The common shares of Breakwater were acquired for investment purposes by Dundee Corporation and its position in Breakwater may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Breakwater is a mineral resource company engaged in the acquisition, exploration, development and mining of base and precious metals deposits in the Americas and North Africa.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 56% owned subsidiary, Dundee Wealth Management Inc., a company with $60.1 billion in assets under management and administration.  Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 18% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Limited.

For further information contact:

Ned Goodman

Dundee Corporation

President & Chief Executive Officer

Telephone (416) 365-5665

Joanne Ferstman

Dundee Corporation

Chief Financial Officer

Telephone (416) 365-5010